Exhibit 99.1

voxeljet AG Reports Financial Results for the Third Quarter Ended September 30, 2014

Friedberg, Germany, November 13, 2014 — voxeljet AG (NYSE: VJET) (the “Company”, or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced consolidated financial results for the third quarter ended September 30, 2014 for its group, which consists of voxeljet AG and Voxeljet of America Inc. voxeljet AG holds 100% of the issued and outstanding shares of Voxeljet of America Inc.

Highlights — Third Quarter 2014

•                  Revenues increased 6.8% to kEUR 3,756 from kEUR 3,517

•                  Systems revenues increased 23.3% to kEUR 2,264 from kEUR 1,836

•                  Services revenues decreased 11.2% to kEUR 1,492 from kEUR 1,681

•                  An operating disruption of one printer in our German service center resulted in less available capacity

•                  Shipped record box volumes for sand parts and generated record revenues for sales of plastic parts

•                  Revised full year 2014 revenue guidance to a range of between kEUR 15,000 and kEUR 16,000, from kEUR 18,000

Dr. Ingo Ederer, Chief Executive Officer of voxeljet, commented, “In Systems, we shipped four printers in the quarter but only received final customer acceptance, which is required for revenue recognition, on three of these printers. This is purely a timing issue. We expect to receive the final acceptance report for the fourth printer in the fourth quarter. Customer interest and quoting activity remains strong, and the outlook for printer sales is positive based on our backlog. We continue to make progress on our growth initiatives, however our results were adversely affected by the temporary operating disruption of one VX4000 printer in our German service center due to technical issues. This resulted in less available capacity during the quarter. This printer did not operate for most of the third quarter and returned to service in late September. We have been operating at normal capacity ever since. Even with our capacity reduced in the third quarter, we shipped record box volumes for sand parts, and generated record revenues for plastic parts. We received a record volume of orders for both on-demand sand and plastics parts, highlighting the growing acceptance of 3D printing for production. We believe this validates our strategic positioning within the industry.”

Dr. Ederer continued, “We are revising our revenue guidance for the year ending December 31, 2014 to a range of between kEUR 15,000 and kEUR 16,000, from the previous guidance in excess of kEUR 18,000. This reflects the operating disruption we experienced in Services in the third quarter, as well as the later-than-anticipated opening of our Canton, Michigan facility, which is now expected to start on-demand parts production in the first quarter of 2015. In addition, delays in the initial delivery of certain of our new 3D printer models, including the VX2000, for which we have received orders, will result in the sale of fewer printers in 2014 than we had previously anticipated. We now expect that these printers will be delivered in 2015. The guidance includes contribution from the acquisition of Propshop (Model Makers) Limited on October 1, 2014. This has been a transition year for voxeljet, as we are investing and positioning the business for the future. I am very pleased with our progress and the milestones we have achieved. Our long term outlook for revenue growth of approximately 50% annually is unchanged.”

Third Quarter 2014 Results

Revenues for the third quarter of 2014 increased by 6.8% to kEUR 3,756 compared to kEUR 3,517 in the third quarter of 2013.

Revenues from our Systems segment, which focuses on the development, production and sale of 3D printers, increased 23.3% to kEUR 2,264 in the third quarter of 2014 from kEUR 1,836 in last year’s third quarter. The Company delivered four printers (three new and one used) in the third quarter of 2014 but only received final customer acceptance, which is required for revenue recognition, on three of these printers (all of which were new). This compared to three new machines in last year’s third quarter. Revenue for the fourth printer delivered in the third quarter is expected to be recognized in the fourth quarter. Systems revenues also includes all revenues from consumables, spare parts and maintenance. Systems revenues represented 60.3% of total revenue in the third quarter of 2014 compared to 52.2% in last year’s third quarter.

Revenues from our Services segment, which focuses on the printing of on-demand parts for our customers, decreased 11.2%, to kEUR 1,492 in the third quarter of 2014 from kEUR 1,681 for the same quarter last year. The decrease was primarily attributable to the operating disruption of one VX4000 printer - our largest format printer - at our service center in Friedberg, Germany for most of the third quarter due to a technical issue, which resulted in less available capacity during the quarter. This printer returned to service in late September and we have since been operating at full capacity. Even with the reduced capacity, we still managed to ship record box volumes for sand parts in the third quarter and experienced record revenues for plastic parts.

Cost of sales was kEUR 2,358 for the third quarter of 2014 compared to kEUR 1,913 for the third quarter of 2013. Embedded in cost of sales was expenses of kEUR 62 related to our Long Term Cash Incentive Plan (“LTCIP”), which was initiated in October 2013.

Gross profit was kEUR 1,398 in the third quarter of 2014 compared to kEUR 1,604 in the third quarter of 2013. The gross profit margin decreased to 37.2% in the third quarter of 2014 from 45.6% in the third quarter of 2013.

Gross profit for our Systems segment increased to kEUR 803 in the third quarter of 2014 from kEUR 712 in the third quarter of 2013. The gross profit margin for this segment decreased to 35.5% in the third quarter of 2014 compared to 38.8% in the third quarter of 2013. This was mainly due to increased headcount costs as we pursue our growth strategy. In the third quarter of 2014, cost of sales in the Systems segment related to the LTCIP was kEUR 35.

Gross profit for our Services segment decreased to kEUR 595 in the third quarter of 2014 from kEUR 892 in the third quarter of 2013. The gross profit margin for this segment decreased to 39.9% in the third quarter of 2014 from 53.1% in the third quarter of 2013. The decrease in gross margin was primarily related to the temporary operating disruption of one VX4000 printer during the quarter, as well as higher overhead costs resulting from increased headcount to pursue our growth strategy. Product mix in the third quarter of 2014 was also less favorable to the same period in 2013. As sand printers accounted for a greater percentage of our installed capacity for the first time in the third quarter, we believe that the trend in quarterly product mix comparisons is likely to continue for approximately the next year. In the third quarter of 2014, cost of sales in the Services segment related to the LTCIP was kEUR 27.

Selling expenses were kEUR 1,090 for the third quarter of 2014 compared to kEUR 507 in the third quarter of 2013. This increase of kEUR 583 resulted from expanded sales efforts as we increased headcount and attended more trade shows and fairs compared to the prior year period.

Administrative expenses were kEUR 1,077 for the third quarter of 2014 compared to kEUR 149 in the third quarter of 2013. This increase of kEUR 928 was primarily due to increased headcount related to the pursuit of our growth strategy and costs associated with being a publicly-traded company.

Research and development (“R&D”) expenses increased to kEUR 1,032 in the third quarter of 2014 from kEUR 447 in the prior year period, as we continued to invest heavily in R&D with a number of active projects in various stages of development.

Our operating expenses for the third quarter of 2014 were affected by the LTCIP. Selling, administrative and R&D expenses related to the LTCIP were kEUR 39, kEUR 20 and kEUR 53, respectively.

Other operating expenses in the third quarter of 2014 were kEUR 18 compared to kEUR 308 in the prior year period. The other operating expenses in the third quarter of 2013 consisted primarily of costs for internal scoping and planning and external consulting services related to our initial public offering, which was successfully completed in October 2013.

Other operating income was kEUR 155 for the third quarter of 2014 compared to kEUR 207 in the third quarter of 2013.

Operating loss was kEUR 1,664 in the third quarter of 2014, compared to an operating profit of kEUR 400 in the prior year period. Our operating loss in the third quarter of 2014 was the result of an increase in our operating expenses which was caused by increased headcount related to the pursuit of our growth strategy and costs related to being a publicly-traded company, including compensation expenses related to the LTCIP of kEUR 174.

Net loss for the third quarter of 2014 was kEUR 1,518, or EUR 0.41 per share, as compared to net income of kEUR 211, or EUR 0.11 per share, in the third quarter of 2013.

Nine Months Ended September 30, 2014 Results

Revenues for the nine months ended September 30, 2014 increased by 15.4% to kEUR 9,225 compared to kEUR 7,995 in the prior year period.

Systems revenues were kEUR 4,810 for the first nine months of 2014 compared to kEUR 3,885 in last year’s period. The Company sold seven new 3D printers in the first nine months of 2014 compared to six 3D printers (five new and one used) in the prior year period. Systems revenues represented 52.1% of total revenue for the nine months ended September 30, 2014 compared to 48.6% for the same period a year ago. Services revenues were kEUR 4,415 for the nine months ended September 30, 2014 compared to kEUR 4,110 for the same period last year.

Cost of sales for the nine months ended September 30, 2014 was kEUR 5,888, an increase of kEUR 1,011, or 20.7%, over cost of sales of kEUR 4,877 for the same period in 2013. For the nine months ended September 30, 2014, the cost of sales related to the LTCIP was kEUR 174.

Gross profit and gross margin for the nine months ended September 30, 2014 were kEUR 3,337 and 36.2%, respectively, compared to kEUR 3,118 and 39.0% in the prior year period.

Gross profit for our Systems segment increased to kEUR 1,494 for the nine months ended September 30, 2014 from kEUR 1,320 in the same period of 2013. The gross profit margin for this segment decreased to 31.1% compared to 34.0% for the prior period primarily due to increased headcount costs as we pursue our growth strategy. In the first nine months of 2014, cost of sales related to the LTCIP was kEUR 99.

Gross profit for our Services segment increased to kEUR 1,843 for the nine months ended September 30, 2014 from kEUR 1,798 in the same period of 2013. The gross profit margin for this segment decreased to 41.7% from 43.7%. In the first nine months of 2014, cost of sales related to the LTCIP was kEUR 75.

Selling expenses were kEUR 2,628 for the nine months ended September 30, 2014 compared to kEUR 1,337 in the same period in 2013, an increase of kEUR 1,291. Administrative expenses increased by kEUR 2,017, to kEUR 2,643 for the first nine months of 2014 from kEUR 626 in the prior year period. The increases in selling and administrative expenses were in line with our efforts to grow our business. R&D expenses increased to kEUR 2,711 for the nine months ended September 30, 2014 from kEUR 1,368 in the same period in 2013, an increase of kEUR 1,343, or 98.2%. The increase in R&D expenses in the first nine months of 2014 reflects our emphasis on developing new 3D printing technology and improving our existing 3D printing technology.

Our operating expenses for the nine month months ended September 30, 2014 were affected by the LTCIP. Selling, administrative and R&D expenses related to the LTCIP were kEUR 109, kEUR 55 and kEUR 148, respectively.

Other operating expenses for the nine months ended September 30, 2014 were kEUR 104 compared to kEUR 478 in the prior year period.

Other operating income was kEUR 1,103 for the nine months ended September 30, 2014 compared to kEUR 737 in the prior year period. The increase was mainly due to the recognition of kEUR 401 of deferred income as a result of the early termination of three sale and leaseback transactions.

Net loss for the nine months ended September 30, 2014 was kEUR 3,634, or EUR 1.04 per share, as compared to a net loss of kEUR 167, or EUR 0.08 per share, in the prior year period.

Business Outlook

We are revising our revenue guidance for the year ending December 31, 2014 to a range of between kEUR 15,000 and kEUR 16,000, from our previous guidance in excess of kEUR 18,000. This reflects the operating disruption of one VX4000 printer in our German service center in the third quarter, as well as the later-than-anticipated opening of our Canton, Michigan facility, which is now expected to start producing on-demand parts in the first quarter of 2015. We will also ship certain of our newer 3D printer models later than we had previously anticipated. The guidance includes contribution from the acquisition of Propshop (Model Makers) Limited on October 1, 2014. Our long term outlook for revenue growth of approximately 50% annually is unchanged

Our total backlog of 3D printer orders at September 30, 2014 was kEUR 4,144, which represents nine 3D printers. This compares to backlog of kEUR 2,300, representing four 3D printers, at December 31, 2013. As production and delivery of our printers is generally not characterized by long lead times, backlog is more dependent on the timing of customers’ requested deliveries.

At September 30, 2014, we had cash and equivalents of kEUR 10,217 and held kEUR 44,997 of investments in three bond funds which are included in current financial assets on our consolidated statement of financial position.

voxeljet AG Acquires Propshop (Model Makers) Limited

On October 1, 2014, we completed the acquisition of all outstanding shares of Propshop (Model Makers) Limited (“Propshop”). Propshop became voxeljet UK, a wholly-owned subsidiary of the Company, and continues to support the film and entertainment industry, as well as the broad, growing consumer market for on-demand 3D printing services. Propshop’s operating results will be included in voxeljet’s Services segment from the date of the acquisition.

Long Term Cash Incentive Plan (LTCIP)

On October 2, 2013, we announced that we would be implementing, effective on January 1, 2013, a long-term cash incentive plan (the “LTCIP”) for senior management and other key personnel. An initial grant of the awards under the LTCIP was made to participants on October 2, 2013. Personnel expenses incurred in the first nine months of 2014 related to the LTCIP amounted to kEUR 640. The first tranche of payments under the LTCIP was settled in May 2014.

Incorporation of Voxeljet of America Inc.

On February 5, 2014, we incorporated our subsidiary, Voxeljet of America Inc., in Delaware. Voxeljet of America Inc. is headquartered in our new facility near Detroit, Michigan and conducts our North American operations. voxeljet AG holds 100% of the issued and outstanding shares of Voxeljet of America Inc. We expect that our U.S. service center, which contains approximately 50,000 square feet will commence printing parts in first quarter of 2015.

Webcast and Conference Call Details

The Company will host a conference call and webcast to review the results for the third quarter of 2014 on Friday, November 14th at 8:30 a.m. Eastern Time. Participants from voxeljet will include its Chief Executive Officer, Dr. Ingo Ederer, and its Chief Financial Officer, Rudolf Franz, who will provide a general business update and respond to investor questions.

Interested parties may access the live audio broadcast by dialing 1-877-705-6003 in the United States/Canada, or +1-201-493-6725 for international, Conference Title “voxeljet AG Third Quarter 2014 Financial Results Conference Call.” Investors are requested to access the call at least five minutes before the scheduled start time in order to complete a brief registration. An audio replay will be available approximately two hours after the completion of the call at 1-877-870-5176 or +1-858-384-5517, Replay Conference ID number 13594035. The recording will be available for replay through November 21, 2014.

A live webcast of the call will also be available on the investor relations section of the Company’s website. Please go to the website (http://www.voxeljet.de/en/) at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. A replay will also be available as a webcast on the investor relations section of the Company’s website.

About voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission, as well as the risk that our revenues may fall short of the guidance we have provided in this press release.  Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact

Investors and Media

Anthony Gerstein

Director, Investor Relations and Business Development

anthony.gerstein@voxeljet.com

+1-646-484-1086

voxeljet AG
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Thousands of Euros	Notes	09/30/2014	12/31/2013
		unaudited
Current assets		63,395	39,977
Cash and cash equivalents	6	10,217	33,459
Financial assets	3, 6	45,359	744
Trade receivables	6	1,476	1,003
Inventories		5,395	3,641
Income tax receivables		—	129
Other assets	4	948	1,001

Non-current assets		18,046	17,939
Financial assets	3, 6	1,330	1,561
Intangible assets		180	62
Property, plant and equipment	5	16,536	16,316

Total assets		81,441	57,916

Thousands of Euros	Notes	09/30/2014	12/31/2013
		unaudited
Current liabilities		5,394	7,090
Deferred income		414	622
Trade payables		2,079	1,502
Income tax payable		—	14
Financial liabilities	6	1,264	1,922
Other liabilities and provisions	7	1,637	3,030

Non-current liabilities		4,113	5,426
Deferred income		882	1,337
Financial liabilites	6	2,464	3,863
Other liabilities and provisions	7	767	226

Equity		71,934	45,400

Subscribed capital		3,720	3,120
Capital reserves		75,671	46,038
Accumulated deficit		(7,392)	(3,758)
Accumulated other comprehensive loss		(65)	—
Total equity and liabilities		81,441	57,916

voxeljet AG
CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS (UNAUDITED)

Thousands of Euros	Notes	Three months ended 09/30/2014	Three months ended 09/30/2013	Nine months ended 09/30/2014	Nine months ended 09/30/2013
Revenues	8,9	3,756	3,517	9,225	7,995
Cost of sales		(2,358)	(1,913)	(5,888)	(4,877)
Gross profit	8	1,398	1,604	3,337	3,118
Selling expenses		(1,090)	(507)	(2,628)	(1,337)
Administrative expenses		(1,077)	(149)	(2,643)	(626)
Research and development expenses		(1,032)	(447)	(2,711)	(1,368)
Other operating expenses		(18)	(308)	(104)	(478)
Other operating income		155	207	1,103	737
Operating income (loss)		(1,664)	400	(3,646)	46
Finance expense		(71)	(95)	(237)	(286)
Finance income		217	5	249	17
Financial result		146	(90)	12	(269)
Income (loss) before income taxes		(1,518)	310	(3,634)	(223)
Income taxes		—	(99)	—	56
Net income (loss)		(1,518)	211	(3,634)	(167)

Other comprehensive loss		(145)	—	(65)	—
Total comprehensive income (loss)		(1,663)	211	(3,699)	(167)
Weighted average number of ordinary shares outstanding		3,720,000	2,000,000	3,500,220	2,000,000
Earnings (loss) per share - basic/ diluted (EUR)		(0.41)	0.11	(1.04)	(0.08)

voxeljet AG
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

Thousands of Euros	Subscribed capital	Capital reserves	Accumulated deficit	Accumulated other comprehensive income (loss)	Total equity

Balance at January 1, 2013	1,000	1,262	(1,044)	—	1,218

Loss for the period	—	—	(167)	—	(167)
Reorganization	1,000	(950)	—	—	50

Balance at September 30, 2013	2,000	312	(1,211)	—	1,101

Thousands of Euros

Balance at January 1, 2014	3,120	46,038	(3,758)	—	45,400

Loss for the period	—	—	(3,634)	—	(3,634)
Follow-on public offering	600	29,633	—		30,233
Net changes in fair value of available for sale financial assets	—	—	—	(118)	(118)
Foreign currency translation	—	—	—	53	53

Balance at September 30, 2014	3,720	75,671	(7,392)	(65)	71,934

voxeljet AG
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

Thousands of Euros	Nine months ended 09/30/2014	Nine months ended 09/30/2013

Cash Flow from operating activities

Loss for the period	(3,634)	(167)

Depreciation	1,425	1,119
Noncash sale to customer in exchange for customer loans	—	(678)
Proceeds from customer loans	173	57
Changes in deferred income taxes	—	(55)
Loss on disposal of assets	183	—
Deferred income	(663)	(478)

Change in working capital	(2,315)	(861)
Trade and other receivables and current assets	(291)	(1,008)
Inventories	(1,754)	(1,083)
Trade payables	577	520
Other liabilities and provisions	(833)	713
Income tax payable/receivables	(14)	(3)

Total	(4,831)	(1,063)

Cash Flow from investing activities

Payments to acquire property, plant and equipment and intangible assets	(1,946)	(113)
Payments to acquire financial assets	(44,695)	(512)

Total	(46,641)	(625)

Cash Flow from financing activities

Proceeds (repayment) from bank overdrafts and lines of credit	(278)	843
Proceeds from sale and leaseback	—	1,900
Repayment of finance lease obligations	(1,276)	(1,064)
Repayment of long-term debt	(1,302)	(200)
Proceeds from borrowings	800	—
Proceeds from issuance of shares	30,233	50

Total	28,177	1,529

Net increase (decrease) in cash and cash equivalents	(23,295)	(159)

Cash and cash equivalents at beginning of period	33,459	301

Changes to cash and equivalents due to foreign exchanges rates	53	—
Cash and cash equivalents at end of period	10,217	142

Supplemental Cash Flow Information
Interest received/paid net	81	(90)
Income taxes paid net	—	90
Non-cash items:
Additions to property, plant and equipment through lease	—	1,900

voxeljet AG

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1. Preparation of financial statements

Our consolidated interim financial statements include the accounts of voxeljet AG, which is listed on the New York Stock Exchange, and its wholly-owned subsidiary Voxeljet of America Inc., which are collectively referred to herein as the ‘Group’ or the ‘Company.’

Our consolidated interim financial statements were prepared in compliance with all applicable measurement and presentation rules contained in International Financial Reporting Standards (‘IFRS’) as set forth by the International Accounting Standards Board (‘IASB’) and Interpretations of the IFRS Interpretations Committee (‘IFRIC’). The designation IFRS also includes all valid International Accounting Standards (‘IAS’); the designation IFRIC also includes all valid interpretations of the Standing Interpretations Committee (‘SIC’). Specifically, these financial statements were prepared in accordance with the disclosure requirements and the measurement principles for interim financial reporting purposes specified by IAS 34.

The IASB issued a number of new IFRS standards which became effective for the Company’s financial year beginning on January 1, 2014.

Amendments IAS 32	01/2014	Offsetting Financial Assets and Financial Liabilities
Various Standards	01/2014	Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)
IAS 36	01/2014	Amendment Recoverable Amount Disclosures for Non-Financial Assets
IAS 39	01/2014	Amendment Novation of Derivatives andContinuation of Hedge Accounting
IFRIC 21	01/2014	Levies
IAS 19	07/2014	Amendment Defined Benefit Plans: Employee Contributions
IFRS 14	01/2016	Regulatory Deferral Accounts

The Company applied the new standards and amendments and determined that they have no impact on the interim financial statements.

The interim financial statements as of and for the three and nine months ended September 30, 2014 and 2013 were authorized for issue by the Management Board on November 12, 2014.

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these interim financial statements are set out in the financial statements as of December 31, 2013, which can be found in the Company’s Annual Report on Form 20-F that was filed with the U.S. Securities and Exchange Commission. These policies have been applied to all financial periods presented.

3. Financial assets

The financial assets as of September 30, 2014 primarily consisted of shares of three bond funds (kEUR 44.997) and three customer loans (kEUR 1,388). The investments in the bond funds are measured at fair value, and any unrealized gain or loss in the value of such shares is recorded as other comprehensive income on our consolidated statement of comprehensive loss.

4. Other assets

The other assets at September 30, 2014 primarily included kEUR 568 of prepaid expenses.

5. Property, plant and equipment

Thousands of Euros	09/30/2014	12/31/2013
Land, buildings and leasehold improvements	11,227	7,566
Plant and machinery (includes assets under finance lease)	4,270	5,158
Other facilities, factory and office equipment	959	650
Assets under construction	80	2,942

Total	16,536	16,316

Leased assets included in Property, Plant and Equipment:	2,404	3,717
Printing machines	2,361	3,664
Other factory equipment	43	53

No impairment of non-financial assets was recorded in the nine-month period ended September 30, 2014.

In the first nine months of 2014, the Group early terminated three sale and leaseback transactions. As a result of the early terminations, kEUR 694 of liabilities were extinguished, kEUR 401 of deferred income was recognized as other operating income, and kEUR 47 of extinguishment loss was recognized in finance expense.

In the first nine months of 2013, the Group entered into sale and leaseback transactions for four self-produced 3D printers with a total value of kEUR 1,900. Related manufacturing costs were kEUR 851. The gain of kEUR 1,049 was deferred and is amortized over the respective lease term. No sale and leaseback transactions occurred in the first nine months of 2014.

Leases of 3D printers are non-cash transactions for purposes of the consolidated statement of cash flows.

6. Financial instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair values and carrying amounts of financial assets categorized as loans and receivables and available for sale securities for the considered reporting periods were as follows:

	09/30/2014		12/31/2013
Thousands of Euros	carrying amount	fair value	carrying amount	fair value
Loans and receivables
Cash and cash equivalents	10,217	10,217	33,459	33,459
Trade receivables	1,476	1,476	1,003	1,003
Financial assets	1,692	1,689	2,305	2,287
Available for sale
Financial assets	44,997	44,997	—	—

Total	58,382	58,379	36,767	36,749

The fair value of customer loans included in financial assets reported as loans and receivables was determined using a discounted cash flow model based on observable inputs from the relevant forward interest rate yield curve plus an appropriate risk premium. The fair value of available for sale financial assets represents the quoted price.

The fair values of carrying amounts of financial liabilities for the considered reporting periods were as follows:

	09/30/2014		12/31/2013
Thousands of Euros	carrying amount	fair value	carrying amount	fair value
Bank overdrafts and lines of credit	479	479	758	758
Long-term debt	1,005	1,043	1,507	1,573
Finance lease obligations	2,244	2,256	3,520	3,549

Total	3,728	3,778	5,785	5,880

The fair value of long-term debt was determined using discounted cash flow models based on the relevant forward interest rate yield curves. The fair value of finance lease obligations was determined using discounted cash flow models on market interest rates available to the Company for similar transactions at the relevant date.

Due to their short maturity and the current low level of interest rates, the carrying amounts of credit lines and bank overdrafts approximate fair value.

7. Other liabilities and provisions

As of September 30, 2014, the amount related to the LTCIP included in non-current other liabilities and provisions on our consolidated statement of financial position was kEUR 642 (December 31, 2013: kEUR 154).

8. Segment reporting

The following table summarizes segment reporting. The sum of the amounts of the two segments equals the total for the Group in each of the periods.

	Three months ended 09/30/2014		Three months ended 09/30/2013
Thousands of Euros	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	2,264	1,492	1,836	1,681

Gross profit	803	595	712	892
Gross profit in %	35.5%	39.9%	38.8%	53.1%

	Nine months ended 09/30/2014		Nine months ended 09/30/2013
Thousands of Euros	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	4,810	4,415	3,885	4,110

Gross profit	1,494	1,843	1,320	1,798
Gross profit in %	31.1%	41.7%	34.0%	43.7%

9. Revenues

The Group’s revenues by geographic region were as follows:

Thousands of Euros	Three months ended 09/30/2014	Three months ended 09/30/2013	Nine months ended 09/30/2014	Nine months ended 09/30/2013
EMEA	2,066	3,421	6,372	7,753
Asia Pacific	1,633	19	2,376	94
Americas	57	77	477	148
Total	3,756	3,517	9,225	7,995